August 28, 2025

Ronald B. Kocak
VP Controller and Principal Accounting Officer
RenovoRx, Inc.
2570 West El Camino Real, Suite 320
Mountain View, California 94040

       Re: RenovoRx, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 001-40738
Dear Ronald B. Kocak:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences